SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

China Petroleum & Chemical Corporation A6, Huixindong Street, Chaoyang District Beijing, 100029 People's Republic of China Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of :

An announcement of obtaining approval to issue the RMB3.5 billion corporate bonds on January 29, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

DOMESTIC CORPORATE BOND ISSUE

Sinopec Corp. has obtained the approval dated 16 January 2004 from the NDRC to issue the RMB3.5 billion corporate bonds to citizens holding identity cards (soldiers holding valid proof of identity) of the PRC as well as PRC legal and non-legal persons (save for those who are prohibited by PRC laws or regulations from subscription).

Further announcements shall be made by Sinopec Corp. after complying with the relevant procedures on the status of the Bond Issue, the use of proceeds and the coupon rate of the Bonds.

Reference is made to the announcement dated 22 August 2003 of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and the approval of the bond issue by the shareholders of Sinopec Corp. at the extraordinary general meeting held on 15 October 2003.

The directors of Sinopec Corp. are pleased to announce that Sinopec Corp. has obtained the approval dated 16 January 2004 from the National Development and Reform Commission (“NDRC”) to issue the RMB3.5 billion corporate bonds (the “Bonds”) to citizens holding identity cards (soldiers holding valid proof of identity) of the People’s Republic of China (the “PRC”) as well as PRC legal and non-legal persons (save for those who are prohibited by PRC laws or regulations from subscription) (the “Bond Issue”).

Further announcements shall be made by Sinopec Corp. after complying with the relevant procedures on the status of the Bond Issue, the use of proceeds and the coupon rate of the Bonds.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 29 January 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: January 29, 2004